

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-2 FISCAL YEAR: ______

(03/94)

ADB 311669



ASIAN DEVELOPMENT BANK

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)


SEC MAIL PROCESSING
RECEIVED
MAY 03 2005
WASH. D.C. 185 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 March 2005

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

There was neither a purchase nor sale of primary obligations in the United States in the first quarter of 2005.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the first quarter ended 31 March 2005 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

6 ADB Avenue, Mandaluyong City, 0401 Metro Manila, Philippines • Postal Address: P.O. Box 789, 0980 Manila, Philippines
Tel. (632) 632-4444 Facsimile: (632) 636-2444 E-Mail: information@adb.org Website: http://www.adb.org



ASIAN DEVELOPMENT BANK

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 December 2004

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

There was no purchase of primary obligations in the United States in the 4th quarter of 2004.

In October 2004, ADB offered its US$1,000,000,000 4.25% Global Notes due 20 October 2014 under its Global Medium-Term Note Program (the Program). The prospectus of the Program dated 17 May 2004, was previously filed under a Report dated 15 October 2004. Pursuant to a Terms Agreement dated 15 October 2004, Citigroup Global Markets Inc., Daiwa Securities SMBC Europe Limited, UBS Limited, Credit Suisse First Boston (Europe) Limited, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Morgan Stanley & Co. International Limited and Nomura International plc, agreed to purchase the principal amount of the Notes at 99.252%. The Notes were issued in Book-Entry form through the Federal Reserve Bank of New York.


SEC MAIL PROCESSING
RECEIVED
FEB 07 2005
WASH. D.C.
202
SECTION

6 ADB Avenue, Mandaluyong City, 0401 Metro Manila, Philippines • Postal Address: P.O. Box 789, 0980 Manila, Philippines
Tel. (632) 632-4444 Facsimile: (632) 636-2444 E-Mail: information@adb.org Website: http://www.adb.org



(Pursuant to Rule 3, Regulation AD, ADB filed with the Commission a Report dated 15 October 2004 and a Supplementary Report dated 20 October 2004.)

(2) Copies of the ADB's regular quarterly financial statements:

For the last quarter of 2004, the financial statements for 2004 are prepared in lieu of the quarterly financial statements as of 31 December 2004. The 2004 financial statements will be included in the ADB Information Statement, which will be filed in April 2005. Pursuant to Section 13 of the By-Laws, the Annual Report for 2004 shall be submitted to ADB's Board of Governors for approval at its meeting scheduled from 4-6 May 2005. This Periodic Report will be provided when the Annual Report is approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

Resolution No. 302
Election of New ADB President

Mr. Haruhiko Kuroda was elected President of the Asian Development Bank and his term will commence on 1 February 2005 and end on 23 November 2006.

(4) Copy of Global Borrowing Authorization for 2005 and Global Authorization for Currency Liability and Interest Rate Swap Transactions in 2005.

ANNEX A

BOARD OF DIRECTORS

ASIAN DEVELOPMENT BANK

CONFIDENTIAL

Sec.M114-04
17 November 2004

ELECTION OF PRESIDENT
RECORDING OF VOTES

1. Reference is made to DOCs. Sec.M84-04 and M21-04 of 8 September 2004 and 7 October 2004, respectively, regarding the Board's decision to approve the conduct of the ballot for the election of the President by telex, fax or email under the Special Procedure provided for in Section 3 of the By-Laws of the Bank.

2. Pursuant to the Board's decision, The Secretary, on behalf of the Chairman of the Board of Governors, transmitted a request to the Governors of ADB to vote on the candidature of Mr. Haruhiko Kuroda for President of ADB, such votes to reach ADB before 24:00 (Manila time) of 13 November 2004.

3. The results of the voting are shown in the Appendix.

4. The Board is now invited to record the result of the voting to be that the Board of Governors has unanimously elected Mr. Haruhiko Kuroda as President of ADB.

5. The following Resolution will be recorded.

"In accordance with the provisions of Article 34 of the Agreement Establishing the Asian Development Bank, Mr. Haruhiko Kuroda was elected President of the Asian Development Bank for the unexpired portion of the term of Mr. Tadao Chino. His term will commence on 1 February 2005 and end on 23 November 2006.

The Chairman of the Board of Governors was authorized to execute a contract of service between ADB and Mr. Haruhiko Kuroda, in accordance with Article 34 of the Charter and Section 5 of the By-Laws.

(Adopted 13 November 2004)"

GLOBAL BORROWING AUTHORIZATION FOR 2005

WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2005;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake borrowings from time to time during 2005 and, for this purpose, (i) to create and sell issues of obligations with final maturities of one year or more from the date of issue (Bonds), and (ii) to undertake direct borrowings of funds for terms of one year or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

(i) The aggregate amount of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of United States dollars five billion three hundred million ($5,300,000,000).

(ii) For the purposes of subparagraph (i) above, the United States dollar equivalent of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date on which the terms of such issue of Bonds or Direct Borrowing are determined by the President or a Vice-President or the Treasurer pursuant to para. 2 below.

2. The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing and the Treasurer is authorized to approve each issue of Bonds under the Global Medium Term Note program involving principal amounts not exceeding $250 million equivalent. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

(i) currency and principal amount,
(ii) amount of proceeds,
(iii) market(s),
(iv) title and form,
(v) price,
(vi) issuance date(s),
(vii) drawdown date(s),
(viii) maturity date(s),
(ix) interest rate(s) and interest payment date(s),

and any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3. ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2

above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.

4. Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB, dated 3 December 1992, shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5. The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6. Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21, paragraphs (i) and (ii) of the Agreement Establishing the Asian Development Bank.

GLOBAL AUTHORIZATION FOR CURRENCY LIABILITY AND INTEREST RATE SWAP TRANSACTIONS IN 2005

WHEREAS

The Asian Development Bank (ADB) intends to enter into currency liability and interest rate swap transactions in 2005;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1. ADB is hereby authorized to undertake from time to time during 2005 any currency liability swap transactions, interest rate swap transactions, cross currency rate swap transactions, and transactions of a similar nature (each, a swap transaction) in connection with its borrowings and liability management transactions in accordance with the provisions of this Resolution.

2. The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB's borrowings and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (i) ADB's borrowings under the Global Medium Term Note program involving principal amounts not exceeding $250 million each, and (ii) ADB's liability management transactions, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3. Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4. For the purposes of para. 3, the approval and determinations of the President, a Vice-President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

For the purposes of this Resolution, "Authorized Representative" means

(i) any of the following officers of ADB: the President, a Vice-President, the Treasurer, the General Counsel, the Deputy Treasurer, the Deputy General Counsel, an Assistant Treasurer, an Assistant General Counsel, a Principal Treasury Specialist, and a Principal Counsel; and

(ii) in reference to any particular swap transaction undertaken in connection with ADB's borrowings, any person designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.

5. Formal action hereunder with respect to any swap transaction involving the change of a currency in which ADB's obligations are denominated shall be subject to the approvals of the governments of the countries whose currencies are involved in the relevant transaction.

ADB NEWS RELEASES (Fourth Quarter 2004)	
DATE	PARTICULARS
31 Dec 2004	ADB Extends Up To $325 Million In Immediate Assistance To Tsunami-Hit Countries
28 Dec 2004	ADB Offers Immediate Assistance to Countries Afflicted by Tsunami Disaster
23 Dec 2004	ADB Approves $250 Million Loan to India for Rehabilitation of Infrastructure in Jammu and Kashmir
23 Dec 2004	ADB to Help Improve Physical and Social Infrastructure in Azad, Jammu and Kashmir, Pakistan
23 Dec 2004	ADB to Help Fund Power Project to Bring Clean Affordable Energy to Gujarat, India
23 Dec 2004	ADB to Help Develop Sri Lanka's Financial Markets to Spur Private Sector Growth
22 Dec 2004	ADB Approves $200 Million Package to Boost Social Services Delivery
22 Dec 2004	ADB Approves $400 Million Loan to Upgrade India's North-South Corridor
22 Dec 2004	ADB Approves $400 Million Loan to Upgrade Power Transmission Grid in India
21 Dec 2004	ADB to Boost Efficiency and Security at Bangladesh's Chittagong Port
21 Dec 2004	ADB to Help Foster Development of SME Sector in Bangladesh
21 Dec 2004	ADB Project to Harness Coal Mine and Coalbed Methane for Power Plant and Distribution in Shanxi, PRC
20 Dec 2004	ADB, Viet Nam Sign Three Loans Totaling $96.4 Million for Education, Financial Sector Reforms, and Poverty Reduction
20 Dec 2004	Grant Backs Agriculture Research to Promote Rural Livelihoods in Asia
20 Dec 2004	East Asia this Year Set to Post Highest GDP Growth Since 1997 Crisis, Despite High Oil Prices, Says ADB Report
20 Dec 2004	ADB Approves $150 Million to Assist India's Assam State Manage Fiscal Imbalances
20 Dec 2004	ADB to Help Boost Sri Lanka's Fiscal Management
17 Dec 2004	Pakistan Economic Update (July - October 2004) Released
17 Dec 2004	ADB To Address Roots of Conflict; Reviews 2004 Work
17 Dec 2004	ADB to Help Improve Health Care Services for Poor in the Philippines
17 Dec 2004	ADB JFPR Grant to Improve Irrigation Networks and Water Management in Balkh River Basin in Afghanistan
17 Dec 2004	ADB to Help Develop Better Business Environment for SMEs in Cambodia
16 Dec 2004	ADB to Promote Greater Empowerment for Nepal's Most Disadvantaged Women
15 Dec 2004	Highly Concessional Loan to Help Improve Part of Key Road Network in Afghanistan
15 Dec 2004	ADB to Help Improve Technical and Vocational Training in Two Pakistan Provinces
15 Dec 2004	ADB to Help Improve Livelihoods in Punjab Barani Areas
14 Dec 2004	ADB Loan Package to Boost Indonesia's Audit Sector Reforms
13 Dec 2004	ADB to Help Upgrade Power Transmission in Northern Viet Nam to Meet Growing Demand
13 Dec 2004	ADB to Help Rehabilitate Tajikistan's Ailing Irrigation System
13 Dec 2004	ADB Approves $300 Million Loan for Road Project to Promote Growth in Gansu, PRC
10 Dec 2004	ADB Assistance to Boost Access to Quality Secondary Education in Cambodia
9 Dec 2004	ADB Approves US$6.4 Million for Viet Nam's Poverty Reduction Program
7 Dec 2004	ADB to Improve Water Supply and Sanitation Services in Three Azerbaijan Towns
7 Dec 2004	ADB Awards Best Performing Projects in Bangladesh
6 Dec 2004	ADB Approves Second Subprogram Loan for Financial Reforms in Viet Nam
3 Dec 2004	ADB Supporting Railway to Bring Growth to Poor and Ethnic Communities in Southwestern PRC
3 Dec 2004	ADB Launches Community-Based Social Welfare Pilot Projects to Help Mongolia's Vulnerable Groups
2 Dec 2004	ADB Loan to Protect Bangladesh's Secondary Towns from Floods
1 Dec 2004	ADB Loan to Help Viet Nam Achieve Universal Quality Secondary Education
29 Nov 2004	Gas And Heating Supply Project To Clean Up Environment Of Liaoning Province, PRC
29 Nov 2004	ADB To Help Provide Skills Training For Disadvantaged Women And Castes In Nepal
26 Nov 2004	ADB Helping to Boost Trade Through Customs Modernization in Kyrgyz Republic and Tajikistan
26 Nov 2004	ADB Helping To Boost Trade through Customs Modernization in Kyrgyz Republic
26 Nov 2004	ADB to Develop Governance and Public Resource Management in Balochistan, Pakistan
24 Nov 2004	Joint WHO-UNEP-ADB Meeting Explores Solutions to Environment Risks Killing 2.5 Million Per Year in Asia and the Pacific
24 Nov 2004	Road Rehabilitation Project in Kyrgyz Republic to Promote Regional Trade
23 Nov 2004	ADB Loan to Help Repair Seven Provincial Airports in Afghanistan
22 Nov 2004	Road Crashes Costing Southeast Asian Countries US$15 Billion Per Year, ADB Studies Say
22 Nov 2004	East Asian Local Currency Bond Markets Tripled Since 1997, Says ADB's First Asia Bond Monitor
22 Nov 2004	ADB Program for Vanuatu Continues Focus on Private Sector, Governance and Economy
22 Nov 2004	ADB and Bangladesh Conclude Negotiations for SME and Chittagong Port Projects
20 Nov 2004	ADB and IUCN Forge Partnership for Poverty Reduction and Sustainable Development
19 Nov 2004	ADB Approves $301 Million for Road Improvements in Pakistan's NW Frontier Province
19 Nov 2004	$20 Million Loan to Improve Small-Scale Irrigation Systems in Nepal
18 Nov 2004	Haruhiko Kuroda Elected New ADB President
18 Nov 2004	Haruhiko Kuroda Elected New ADB President
17 Nov 2004	ADB Conducts Review of Implementation of Governance and Anticorruption Policies
17 Nov 2004	ADB Planning Agrarian Reform Project to Help Philippine Rural Poor
16 Nov 2004	ADB Vice-President Jin Stresses Need to Support Inclusive Development
16 Nov 2004	Grant for Equity Fund to Help Poor in Cambodia Pay for Health Care Costs
15 Nov 2004	Harmonization and Alignment Key to Development Effectiveness in Central Asia, Workshop Told
15 Nov 2004	ADB's Vice-President Jin Visiting Nepal
12 Nov 2004	ADB to Help Develop Water Supply, Wastewater and Electric Power Infrastructure of Micronesia
11 Nov 2004	ADB Conducts Review of Implementation of Governance and Anticorruption Policies
11 Nov 2004	ADB Focuses on Boosting Economic Growth, Delivering Services, and Promoting Good Governance in the Pacific
10 Nov 2004	Loan to Help Improve Quality of Teaching in Bangladesh Secondary Schools

Annex D

ADB NEWS RELEASES
(Fourth Quarter 2004)

DATE	PARTICULARS
9 Nov 2004	Loan Signed to Improve Business Environment in Viet Nam's SME Sector
9 Nov 2004	ADB Project for Mindanao's Poor Women Vendors Launched
8 Nov 2004	New Mekong Bridge Will Spark Boom
5 Nov 2004	ADB Issues Debut Malaysian Ringgit Bonds
5 Nov 2004	ADB Preparing Project to Develop Irrigation and Water Resources of Afghanistan
4 Nov 2004	Poor Must Benefit More in Viet Nam's Rural Land Market, Workshop Hears
4 Nov 2004	Improving Nepal's Roads to Promote Subregional Transport and Trade
2 Nov 2004	Improved Corridor, Border Procedures Open Opportunities for Minorities
2 Nov 2004	Accelerate Regional Cooperation in Central Asia, Ministers Urge
29 Oct 2004	Industrial Competitiveness: The Challenge for Pakistan, ADB Institute-PRM Seminar Paper Launched
28 Oct 2004	ADB President to Visit Central Asia
28 Oct 2004	Quarterly Economic Update, Bangladesh, September 2004
27 Oct 2004	ADB Loan to Boost Sri Lanka's Secondary Education System
27 Oct 2004	ADB Vice-President Liqun Jin to Visit Bangladesh
26 Oct 2004	ADB Approves US$200 Million Loan for Road Development in Guangxi, PRC
25 Oct 2004	Central Asian Prosperity Tied to Regional Cooperation
22 Oct 2004	ADB to Help Improve Business Environment for SME Development in Viet Nam
21 Oct 2004	ADB to Help Improve Business Environment for SME Development in Viet Nam
20 Oct 2004	ADB Strategy for Kiribati to Help Develop Outer Islands
20 Oct 2004	Groundbreaking for ADB Project to Develop Poor Urban Communities
20 Oct 2004	ADB Signs Agreement with A Bangladeshi Bank for Trade Finance Facilitation Program
19 Oct 2004	ADB Program for Uzbekistan to Focus More on Reducing Poverty
18 Oct 2004	ADB Program For Kazakhstan To Focus On Inclusive, Pro-Poor Growth
15 Oct 2004	ADB Prices US$1 Billion 10-Year Global Bond Issue
15 Oct 2004	ADB President Holds Talks with India's Leaders on Expanded Operations
14 Oct 2004	Italy Sets up €2 Million ADB Grant Fund
12 Oct 2004	ADB Invests in PRC's Leading Private Credit Guarantee Company for SMEs
11 Oct 2004	Visiting ADB Official Calls For Stronger Partnerships On Poverty Reduction
9 Oct 2004	ADB's Director General For South Asia Visiting Nepal
7 Oct 2004	ADB Program in Nepal to Support More Inclusive Development in 2005-2009
5 Oct 2004	Central Asia's Integration into Global Economy Central to its Future Prosperity
1 Oct 2004	ADB's Tajikistan Program Update Retains Focus on Rural Development and Regional Cooperation

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